Burns Philp

03003179

03 JAN -3 AM 10:13

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 2 9259 1371
FAX: (02) 9247 3272

FACSIMILE

82-1565

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING - Company Secretary**
Date:	**3 January 2003**
Subject	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**3 pages (including cover sheet)**

SUPPL

MEDIA ANNOUNCEMENT

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

PHILIP WEST
Secretary & Special Counsel

Att.

Burns Philip

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INTERNATIONAL +61 (2) 9259 1371
FAX: (02) 9247 3272

3 January 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MEDIA ANNOUNCEMENT

Attached is a media announcement being made by the Company regarding the dispatch of the Bidder's Statement to Goodman Fielder shareholders today.

Yours faithfully

PHILIP WEST
Secretary

Encl

MEDIA RELEASE

DISPATCHMENT OF BURNS PHILP BIDDER'S STATEMENT

BPC1 Pty Limited (a wholly owned subsidiary of Burns, Philp & Company Limited) has today commenced the dispatch of its Bidder's Statement to Goodman Fielder shareholders.

When proceedings before the Takeovers Panel are concluded a further statement will be issued.

3 January 2003

For Further Information contact Cannings: 61 2 9252 0622

Media
Graham Canning 0418 866 214 Peter Brookes 0407 911 389